[UNION PACIFIC CORPORATION LETTERHEAD]

April 27, 2021

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Pacific Corporation
(Registration No. 333-252948)

Ladies and Gentlemen:

The undersigned registrant, Union Pacific Corporation (the “Company”), pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of the Registration Statement on Form S-4 filed February 10, 2021, as amended by Amendment No. 1 filed April 27, 2021 so that the same may become effective by 10:00 a.m., Washington, D.C. time, on Friday, April 30, 2021, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Union Pacific Corporation

By:	/s/ Jennifer L. Hamann
Name: Jennifer L. Hamann
Title: Executive Vice President and Chief Financial Officer